

Rolls-Royce

Rolls-Royce Group plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com

Securit[illegible]n
Divisio[illegible]
450 Fif[illegible]
Washi[illegible]




SEC MAIL PROCESSING
RECEIVED
MAY 2 0 2005
WASH. D.C.
202
SECTION

29 April 2005

Re: Information for Rolls-Royce Group plc, No. 82-34721

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 10 – Eight Notifications of Major Interests in Shares
Schedule 11 – Ten Notifications of Directors Interests
Twelve Notification of Directors Interests
Notification of a Board change
Preliminary Results announcement for 2004

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc

pp. John Warren
Deputy Company Secretary

5/25

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:00 18-Mar-05
Number	PRNUK-1803



SEC MAIL
RECEIVED
PROCESSING
MAY 2 2005
WASH, D.C.
202
SECTION

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

   CREDIT SUISSE FIRST BOSTON group of companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares/amount of stock acquired

6. Percentage of issued class

   NOW HOLDS LESS THAN 3%

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

   ORDINARY 20P SHARES

10. Date of transaction

11. Date company informed

    17/03/2005

12. Total holding following this notification

13. Total percentage holding of issued class following this notification

    NOW HOLDS LESS THAN 3%

14. Any additional information

15. Name of contact and telephone number for queries

    JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

    JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 18 March 2005

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:12 16-Mar-05
Number	PRNUK-1603

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

   CREDIT SUISSE FIRST BOSTON group of companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

   ORDINARY 20P SHARES

10. Date of transaction

11. Date company informed

    16/03/2005

12. Total holding following this notification

    58,925,774

13. Total percentage holding of issued class following this notification

    3.46%

14. Any additional information

    S198 Companies Act - notification of reduction in shareholding

15. Name of contact and telephone number for queries

    JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

    JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 16 March 2005

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:07 02-Mar-05
Number	PRNUK-0203

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

   CREDIT SUISSE FIRST BOSTON group of companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

   ORDINARY 20P SHARES

10. Date of transaction

11. Date company informed

    2/03/2005

12. Total holding following this notification

    71,171,725

13. Total percentage holding of issued class following this notification

    4.1%

14. Any additional information

15. Name of contact and telephone number for queries

    JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

    JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 2 March 2005

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:01 11-Feb-05
Number	PRNUK-1102

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

FMR CORP.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

09/02/2005

12. Total holding following this notification

NOW HOLDS LESS THAN 3%

13. Total percentage holding of issued class following this notification

NOW HOLDS LESS THAN 3%

14. Any additional information

Disclosure under S198 Companies Act 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

11/02/2005

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:00 18-Apr-05
Number	PRNUK-1804

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

FRANKLIN RESOURCES INC.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

15/04/2005

12. Total holding following this notification

143,476,689

13. Total percentage holding of issued class following this notification

8.2615%

14. Any additional information

S198 Companies Act - notification of reduction in shareholding

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

18/04/2005

SCHEDULE

Registered Holder	No. of Shares	% of class
JP Morgan Chase	100,966,180	5.8139%
Woolgate House		
Coleman Street		
London EC2P 2HD		
Northern Trust Company	4,864,955	0.28%
155 Bishopgate		
London		
EC2M 3XS		
State Street Nominees Ltd	16,304,816	0.9389%
12-13 Nichols Lane		
London		
EC4N 7BN		
Bank of New York Europe London	24,575	0.0014%
Bank of New York, London	3,462,648	0.1994%

Cede, New York	647,975	0.0373%
Citibank Ltd London	1,828,800	0.1053%
Euroclear Bruxelles Bic Mgt	81,739	0.0047%
Clydesdale Bank PLC London	2,006,890	0.1155%
Merrill Lynch Int'l Ltd London	1,835,510	0.1057%
Mellon Bank NA London	6,168,416	0.3552%
HSBC Bank London	1,571,781	0.0905%
Royal Trust Corp. of Canada London	3,712,404	0.2137%
TOTAL	143,476,689	8.2615%

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:30 19-Apr-05
Number	PRNUK-1904

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

   BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

   ORDINARY 20P SHARES

10. Date of transaction

11. Date company informed

    19/04/2005

12. Total holding following this notification

    53,664,333

13. Total percentage holding of issued class following this notification

    3.09%

14. Any additional information

    S198 COMPANIES ACT 1985 NOTIFICATION

15. Name of contact and telephone number for queries

    JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

    JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 19 APRIL 2005

Registered Holder Holding

Bank of Ireland	218,548
Barclays Capital Nominees Limited	1,993,572
Barclays Capital Securities Limited	5,068,421
Barclays Trust Co & Others	6,646
Barclays Trust Co as Exec/ADM	350
Barclays Trust Co R69	4,434
BNP Paribas	122,021
Chase Nominees Limited	1,158,782
CIBC Mellon Global Securities	71,965
Investors Bank and Trust Co	18,766,934
JP Morgan (BGI Custody)	20,905,434
JP Morgan chase Bank	2,682,218
Mellon Trust - Boston & SF	395,564
Mellon Trust of New England	227,251
Mitsubishi Trust International	9,581
Northern Trust Bank - BGI SEPA	599,195
R C Greig Nominees Limited	154,605
Reflex Nominees Limited	3,136
State Street	27,000
State Street Boston	1,222,660
Wells Fargo Seattle - Wire Ban	26,016
Total	53,664,333

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	15:30 21-Apr-05
Number	PRNUK-2104

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

FRANKLIN RESOURCES INC.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

20/04/2005

12. Total holding following this notification

138,254,977

13. Total percentage holding of issued class following this notification

7.9610%

14. Any additional information

S198 Companies Act - notification of reduction in shareholding from 8.2615% to 7.9610%

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

21/04/2005

SCHEDULE

Registered Holder	No. of Shares	% of class
JP Morgan Chase	95,705,150	5.5109%
Woolgate House		
Coleman Street		
London EC2P 2HD		
Northern Trust Company	4,295,055	0.2473%
155 Bishopgate		
London		
EC2M 3XS		
State Street Nominees Ltd	17,042,419	0.9813%
12-13 Nichols Lane		
London		
EC4N 7BN		
Bank of New York Europe London	24,575	0.0014%

Bank of New York, London	3,460,248	0.1992%
Cede, New York	647,975	0.0373%
Citibank Ltd London	1,828,800	0.1053%
Euroclear Bruxelles Bic Mgt	79,339	0.0046%
Clydesdale Bank PLC London	2,325,520	0.1339%
Merrill Lynch Int'l Ltd London	1,835,510	0.1057%
Mellon Bank NA London	5,623,416	0.3238%
HSBC Bank London	1,623,495	0.0935%
Royal Trust Corp. of Canada London	3,763,475	0.2167%
TOTAL	138,254,977	7.9610%

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	15:30 26-Apr-05
Number	PRNUK-2604

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

FMR CORP.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

STATE STREET HONG KONG 29,400

BANK OF NEW YORK EUROPE 2,878,787

BANK OF NEW YORK BRUSSELS 868,800

BROWN BROS HARRIMAN LTD 25,934,688

JP MORGAN BOURNEMOUTH 9,843,524

NATIONAL AUSTRALIA BANK 766,900

NORTHERN TRUST LONDON 2,737,009

STATE STREET BANK AND TRUST COMPANY 1,860,357

JP MORGAN CHASE BANK 3,358,000

BANK OF NEW YORK 378,100

MORGAN STANLEY AND CO INC 19,100

NORTHERN TRUST CO 511,700

CHASE MANHATTAN LONDON 24,900

CHASE MANHATTAN BANK AG 178,300

CLYDESDALE BANK PLC 120,300

DEXIA PRIVATEBANK 21,301

MELLON BANK 2,539,600

NORDEA BANK AB 57,201

BANKERS TRUST LONDON 137,700

CITIBANK LONDON 170,000

MIDLAND SECURITIES SERVICES 98,400

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

25/04/2005

12. Total holding following this notification

52,534,067

13. Total percentage holding of issued class following this notification

3.02%

14. Any additional information

Disclosure under S198 Companies Act 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

26/04/2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	16:18 11-Apr-05
Number	PRNUK-1104

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   James Mathew Guyette

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Exercise of option under the Rolls-Royce International Sharesave Plan 1999 (Stock Appreciation Rights)

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
1,921	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	108p	14/02/2005	8/04/2005

15. Total holding following this notification

186,367

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

In satisfaction of the exercise of Mr Guyette's stock appreciation right granted under the International Sharesave Plan, 1,921 shares were delivered to Mr Guyette representing the difference between the market price on the date of exercise (£ 2.65 per share) and the theoretical exercise price of the option (£1.08 per share) less 685 shares sold to discharge Mr Guyette's liability to income tax.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 11/04/2005

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:09 07-Apr-05
Number	PRNUK-0704

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Carl-Peter Forster

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired

384

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

255.25p

13. Date of transaction

7/04/2005

14. Date company informed

7/04/2005

15. Total holding following this notification

3,498

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made today under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 7/04/2005

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:07 07-Apr-05
Number	PRNUK-0704

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Iain Conn

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
384	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	255.25p	7/04/2005	7/04/2005

15. Total holding following this notification

760

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made today under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 7/04/2005

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	*Director Shareholding*
Released	15:20 10-Mar-05
Number	PRNUK-1003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

John Patrick Cheffins

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Exercise of option under the Rolls-Royce International Sharesave Plan 1999

7. Number of shares/amount of stock acquired

4,398

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

108p

13. Date of transaction

10/03/2005

14. Date company informed

10/03/2005

15. Total holding following this notification

171,291

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 10/03/2005

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	12:55 07-Mar-05
Number	PRNUK-0703

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Carl-Peter Forster

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired

376

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

260.75p

13. Date of transaction

7/03/2005

14. Date company informed

7/03/2005

15. Total holding following this notification

3,114

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made today under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 7/03/2005

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	12:53 07-Mar-05
Number	PRNUK-0703

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Iain Conn

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired

   376

8. Percentage of issued class

   n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

    Ordinary

12. Price per share

    260.75p

13. Date of transaction

    7/03/2005

14. Date company informed

    7/03/2005

15. Total holding following this notification

376

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made today under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 7/03/2005

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	09:28 11-Feb-05
Number	PRNUK-1102

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Colin Henry Green

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Exercise of option under the Rolls-Royce Sharesave Scheme

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
4,756	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	205p	10/02/2005	10/02/2005

15. Total holding following this notification

204,055

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 11/02/2005

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	09:28 11-Feb-05
Number	PRNUK-1102

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Michael Gilbert James William Howse

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Exercise of option under the Rolls-Royce International Sharesave Plan

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
1,407	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	108p	10/02/2005	10/02/2005

15. Total holding following this notification

94,119

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 11/02/2005

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	09:29 11-Feb-05
Number	PRNUK-1102

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Sir John Taylor

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
5,000	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	269.75p	10/02/2005	10/02/2005

15. Total holding following this notification

5,000

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 11/02/2005

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:49 07-Feb-05
Number	PRNUK-0702

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Carl-Peter Forster

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
371	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	264.75p	7/02/2005	7/02/2005

15. Total holding following this notification

2,738

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made today under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 7/02/2005

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:00 11-Feb-05
Number	PRNUK-1102

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 7th February 2005 of 43,426 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 265.25 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 5,151,105 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 47

C H Green 47

A B Shilston 47

The UKLA has confirmed that, although not referred to specifically in the Model Code, the purchase of SharePurchase shares under the Rolls-Royce SharePurchase Plan during a Close Period does not constitute a breach of the Close Period restrictions. The value of these purchases has not changed from the previous month.

Company notified 11 February 2005

Dated 11 February 2005

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:30 02-Mar-05
Number	PRNUK-0203

STOCK EXCHANGE ANNOUNCEMENT

2nd March 2005

ROLLS-ROYCE GROUP PLC

Rolls-Royce Group plc announces that on 1st March 2005 ordinary shares in the Company (Shares) were conditionally awarded at a price of £2.6019 per share to Executive Directors under the terms of the Annual Performance Related Award plan (APRA) as follows:-

	No of Shares
Sir John Rose	80,813
J P Cheffins	43,107
C H Green	33,165
J M Guyette	32,764
M G J W Howse	31,803
A B Shilston	46,633

The Plan awards deferred shares based on Company performance and the Shares will be transferred to the Executive Directors from the Rolls-Royce Employee Share Trust in two years time, provided the Executive Director remains an employee of Rolls-Royce.

For further information, please contact:-

John Warren - Deputy Company Secretary - 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:25 02-Mar-05
Number	PRNUK-0203

2nd March 2005

Rolls-Royce Group plc

Rolls-Royce Group plc announces that on 28th February 2005 the Rolls-Royce Employee Share Trust acquired 3,258,773 shares at an average price of 260.19 pence per share for the purpose of satisfying, in due course, awards granted under the Rolls-Royce Deferred Share Plan.

Notified 1 March 2005

For further information, please contact:-

John Warren - Deputy Company Secretary - Tel: 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:02 10-Mar-05
Number	PRNUK-1003

ROLLS-ROYCE GROUP PLC (the Company)

10 March 2005

The Company announces that on 8 March 2005, awards (Awards) to acquire ordinary shares in the Company (Shares) were granted to the following executive Directors under the Rolls-Royce Group plc Performance Share Plan. No amount is payable for the grant of an Award.

Director	No. of Shares under Award
Sir John Rose	263,782 Shares
John Cheffins	118,517 Shares
Colin Green	97,006 Shares
James Guyette	93,871 Shares
Michael Howse	83,599 Shares
Andrew Shilston	109,596 Shares

The realisation of Awards is dependent on the achievement of corporate performance conditions as described in the Annual report. One such condition is that if the Company's total shareholder return at the end of the performance period exceeds the median of the constituent companies in the FTSE 100 Index on the date of grant, the total number of Shares realisable will be increased by 25%. The number of Shares set out in the table above is the maximum which could be released before applying the 25% uplift.

For further information, please contact:-

John Warren - Deputy Company Secretary Tel.no 01332 245878

Notified on 9 March 2005

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:30 14-Mar-05
Number	PRNUK-1403

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 7th March 2005 of 45,067 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 260.50 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 5,170,591 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 48

C H Green 48

A B Shilston 48

Company notified 11 March 2005

Dated 14 March 2005

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:25 06-Apr-05
Number	PRNUK-0604

6th April 2005

ROLLS-ROYCE GROUP plc

Rolls-Royce announces that on 5th April 2005, ordinary shares in the company were transferred to the following executive director by Mourant & Co Trustee Ltd (the trustee of the Rolls-Royce Employee Share Trust) in relation to deferred awards made under the Company's Annual Performance Related Award plan (the Plan) in 2002. In addition the Director sold the number of shares listed below to discharge the tax obligation arising from the release of the shares.

	Shares Released	Sold to Discharge Tax Obligation
Mr C H Green	94,537	38,761

The shares have been held in trust for 2 years and have been released by the trustee in accordance with the rules of the Plan.

Each of the Directors by virtue of being potential beneficiaries of the trust are technically interested in all of the shares in the trust. 11,479,690 shares are held in the trust.

For further information, please contact:-

John Warren - Deputy Company Secretary - Tel. 01332 245878

END



Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	15:56 28-Apr-05
Number	PRNUK-2804

28th April 2005

ROLLS-ROYCE GROUP plc

Rolls-Royce announces that on 25th April 2005, ordinary shares in the company were transferred to the following executive director by Mourant & Co Trustee Ltd (the trustee of the Rolls-Royce Employee Share Trust) in relation to deferred awards made under the Company's Annual Performance Related Award plan (the Plan) in 2002. In addition the Director sold the number of shares listed below to discharge the tax obligation arising from the release of the shares.

	Shares Released	Sold to Discharge Tax Obligation
Mr J M Guyette	89,344	39,403

The shares have been held in trust for 2 years and have been released by the trustee in accordance with the rules of the Plan.

Each of the Directors by virtue of being potential beneficiaries of the trust are technically interested in all of the shares in the trust. 6,910,669 shares are held in the trust.

Notified 28 April 2005

For further information, please contact:-

John Warren - Deputy Company Secretary - Tel. 01332 245878

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:38 25-Apr-05
Number	PRNUK-2504

25th April 2005

ROLLS-ROYCE GROUP plc

Rolls-Royce announces that on 22nd April 2005, ordinary shares in the company were transferred to the following executive director by Mourant & Co Trustee Ltd (the trustee of the Rolls-Royce Employee Share Trust) in relation to deferred awards made under the Company's Annual Performance Related Award plan (the Plan) in 2002. In addition the Director sold the number of shares listed below to discharge the tax obligation arising from the release of the shares.

	Shares Released	Sold to Discharge Tax Obligation
Mr JP Cheffins	88,127	36,133

The shares have been held in trust for 2 years and have been released by the trustee in accordance with the rules of the Plan.

Each of the Directors by virtue of being potential beneficiaries of the trust are technically interested in all of the shares in the trust.

6,948,113 shares are held in the trust.

Notified 25 April 2005

For further information, please contact:-

John Warren - Deputy Company Secretary - Tel. 01332 245878

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	16:27 18-Apr-05
Number	PRNUK-1804

18th April 2005

ROLLS-ROYCE GROUP plc

Rolls-Royce announces that on 15th April 2005, ordinary shares in the company were transferred to the following executive director by Mourant & Co Trustee Ltd (the trustee of the Rolls-Royce Employee Share Trust) in relation to deferred awards made under the Company's Annual Performance Related Award plan (the Plan) in 2002. In addition the Director sold the number of shares listed below to discharge the tax obligation arising from the release of the shares.

	Shares Released	Sold to Discharge Tax Obligation
Sir John Rose	141,003	57,812

The shares have been held in trust for 2 years and have been released by the trustee in accordance with the rules of the Plan.

Each of the Directors by virtue of being potential beneficiaries of the trust are technically interested in all of the shares in the trust. 8,870,184 shares are held in the trust.

Notified 18 April 2005

For further information, please contact:-

John Warren - Deputy Company Secretary - Tel. 01332 245878

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	16:24 13-Apr-05
Number	PRNUK-1304

Rolls-Royce SharePurchase Plan - Stock Exchange Announcement

1. Purchase of Shares

The Company announces on 13th April 2005 the purchase of 1,152,064 ordinary shares on 6th April 2005 in the Company (Shares) by Computershare Trustees Limited (the Trustee) at an average price of 251.58 pence per share for the purpose of satisfying the allocation of Shares to eligible employees (including executive directors) under the free share element of the Rolls-Royce SharePurchase Plan (the Plan), known as ShareBonus. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 6,247,061 Shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

2. Allocation of Shares

The Company announces the allocation on 11th April 2005 of ordinary shares in the Company (Shares) by Computershare Trustees Limited to eligible employees (including executive directors) under the free share element of the Rolls-Royce SharePurchase Plan (the Plan), known as ShareBonus. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000. Each participant is the beneficial owner of the Shares allocated to him or her.

The numbers of Shares allocated on 11th April 2005 to the executive directors were as follows:

Sir John Rose	1,169
John Cheffins	1,169
Colin Green	1,169
Andrew Shilston	1,169

Notified on 12 April 2005

Date 13 April 2005

For further information please contact:

John Warren - Deputy Company Secretary - Tel. 01332 245878

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:00 14-Apr-05
Number	PRNUK-1304

14th April 2005

ROLLS-ROYCE GROUP plc

Rolls-Royce announces that on 12th April 2005, ordinary shares in the company were transferred to the following executive director by Mourant & Co Trustee Ltd (the trustee of the Rolls-Royce Employee Share Trust) in relation to deferred awards made under the Company's Annual Performance Related Award plan (the Plan) in 2002. In addition the Director sold the number of shares listed below to discharge the tax obligation arising from the release of the shares.

	Shares Released	Sold to Discharge Tax Obligation
Dr M GJW Howse	68,783	28,202

The shares have been held in trust for 2 years and have been released by the trustee in accordance with the rules of the Plan.

Each of the Directors by virtue of being potential beneficiaries of the trust are technically interested in all of the shares in the trust. 10,062,934 shares are held in the trust.

Notified 13 April 2005

For further information, please contact:-

John Warren - Deputy Company Secretary - Tel. 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:17 08-Apr-05
Number	PRNUK-0804

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 7th April 2005 of 47,643 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 255.75 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 5,198,395 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose	49
C H Green	49
A B Shilston	49

Company notified 8 April 2005

Dated 8 April 2005

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	ROLLS-ROYCE GROUP PLC BOARD CHANGE
Released	10:22 22-Feb-05
Number	PRNUK-2202

February 22nd 2005

ROLLS-ROYCE GROUP PLC BOARD CHANGE

Rolls-Royce Group plc today announced that Sir Robin Nicholson will be retiring from the Board as a non-executive director at the conclusion of the Company's AGM on 4 May 2005.

Simon Robertson, Rolls-Royce Chairman, commented 'Robin has served on our Board for nearly twenty years, a key period in the transformation of the Company into a successful, international business. We are greatly indebted to him for the significant and lasting contribution he has made to the Board and we wish him well for the future'.

End

For further information please contact:

Duncan Campbell-Smith

Director - Corporate Communications

Rolls-Royce plc

Tel: +44 (0) 20 7227 9193

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Final Results
Released	07:00 10-Feb-05
Number	PRNUK-0902


SEC MAIL PROCESSING
RECEIVED
MAY 2 0 2005
WASH. D.C. 202 SECTION



10 February 2005

ROLLS-ROYCE GROUP plc PRELIMINARY RESULTS 2004

Continuing Progress

Group Highlights

* 21per cent gain in underlying* pre-tax profits to £345m (2003: £285m): profit before tax £306m (2003 : £180m)

* 41per cent reduction in average net debt to £560m (2003: £950m)

* 9 per cent rise in year-end firm order book to record £18.9bn (2003: £ 17.4bn)

* 14 per cent rise in service revenues to £3.2bn, or 55 per cent of sales (2003: 50 per cent)

* before exceptional and non-trading items (see note 2)

Sir John Rose, Chief Executive, said:

'Our results confirm the benefits of a consistent strategy and strong business model. During 2004 this has resulted in strengthened market positions and growth in services revenues, with higher volumes, improved mix and strong operational performance enabling the Group to increase profit and reduce average net debt.

'We enter 2005 with a record order book, strong positions on a new generation of programmes and a growing services business. These factors, supported by our investment in operational efficiency, underpin our expectation of continued growth in profits and reduction of average net debt.'

Group Overview

Group sales in 2004 rose 5 per cent to £5,939m (2003: £5,645m), in large part reflecting the growth of service revenues and a better than expected cyclical recovery of the civil aerospace market.

The Group gross margin rose to 19.0 per cent (2003: 17.4 per cent), benefiting from continuing improvements in operational efficiency and a 5 per cent reduction in product unit costs.

Underlying profits before taxation rose 21 per cent to £345m (2003: £285m). After exceptional and non-trading items, notably goodwill amortisation, pre-tax profits on ordinary activities were £306m (2003: £180m).

Underlying earnings per share rose 19 per cent to 14.50p (2003: 12.20p) and basic earnings per share rose 71 per cent to 12.07p (2003: 7.04p). A payment to shareholders has been proposed of 5.00p per share (2003: 5.00p), making a total payment for the year of 8.18p per share (2003: 8.18p).

The Group generated a cash inflow of £243m (2003: £272m), resulting in a reduction in year-end net debt to £80m (2003: £323m). Average net debt for the year fell to £560m (2003: £950m), its lowest level since 1998.

The net deficit on the Group's three main UK pension funds, as defined under FRS17 and after taking account of deferred taxation, declined to £805m (2003: £ 855m).

New orders in 2004 reached a record level of £8.7bn (2003: £8.1bn), and brought the year-end firm order book to a record £18.9bn (2003: £17.4bn). The order book has now grown in each of the past 10 years, at a 12 per cent compound annual growth rate. Good progress was made across all four of the Group's target markets:

* in civil aerospace, the Trent 1000 engine was adopted by Boeing for its new 787 Dreamliner programme, and was selected for the purchase of 50 aircraft by ANA, ensuring that Rolls-Royce will provide the launch engines for this programme;

* in defence aerospace, the European governments participating in the Eurofighter Typhoon confirmed Tranche 2 of the programme, resulting in an EJ200 order worth more than £750m for the Group;

* in the marine sector, the MT30 version of the Trent engine was selected for the Lockheed Martin version of the US Navy's Littoral Combat Ship, complementing our earlier success with the demonstrator programme for the DD(X) US destroyer;

* in the energy sector, important contracts were won in China for the West-East pipeline and in the Middle East for the Dolphin project, which is the first oil and gas application for the industrial version of the Trent engine.

These, and other successes during the year, ensured that Rolls-Royce continued to enhance its strong market position in each of its four chosen sectors. In civil aerospace, we won 40 per cent of all new orders placed - our best ever performance. In the oil and gas sector, the success of the industrial Trent enhanced our position in the market for aero-derived engines.

The Group continued to build on the significant service opportunities that are created each time an engine is sold. Revenue from services (including 100 per cent repair and overhaul joint ventures) grew by 12 per cent to £3.8bn (2003: £ 3.4bn), resulting in a compound annual growth rate for this business over the past five years of 12 per cent. Revenue from services accounted for 55 per cent of Group sales (2003: 50 per cent) and orders for future services accounted for £7.3bn or 39 per cent of the year-end firm order book (2003: £6.6bn or 38 per cent).

Further significant investments were made in new technology and the establishment of an international network of technology-oriented relationships: more than 50 per cent of our spending on technology programmes is now directed outside the UK. A Technology Agreement was signed in December, for example, with a number of research institutions in Singapore. Reflecting the importance of innovation at the core of our business, Rolls-Royce last year approved 250 applications for new patents, a record total for the group in any one year.

The Group continued to overhaul and expand its manufacturing capabilities and infrastructure. A new £85m production facility for compression systems was opened at Inchinnan in Scotland.

Prospects

The four sectors of the power systems market on which Rolls-Royce is focused - civil aerospace, defence aerospace, marine and energy - all enjoy strong demand

trends stretching well into the future. The aggregate demand for engines and services across all four sectors over the next 20 years is estimated to be worth approximately $2 trillion.

Rolls-Royce is well placed to benefit from this demand, having invested heavily in new product. Taking advantage of the common technological base underpinning all four sectors, the Group has directed its investment into the development of a robust portfolio of products that can be adapted and applied to respond to new market opportunities. Thus, the investment in the Trent family of engines provided the technical foundation for us to bid successfully last year on the new Boeing 787 and has also formed the basis for new products in other sectors, such as the MT30 in marine and the industrial Trent in the energy sector.

The potential in services is also encouraging. The growing number of Rolls-Royce engines in service and their long service lives promise to ensure attractive returns over many years. This aspect of the Group's business is evolving rapidly with a significant level of investment being made in support capabilities such as engine repair and overhaul facilities, engine leasing and predictive data management. A steady rise in the number of long-term service agreements with our major customers is expected to create substantial value both for them and for Rolls-Royce.

Across its four sectors, Rolls-Royce has now established a strong position within programmes that will shape the power systems market for many years to come:

* in civil aerospace, conditions remain difficult for some airlines but Rolls-Royce has a broad spread of products and customers. The Trent engine family has secured a 50 per cent share of the engine market serving wide-bodied aircraft. In addition to the Boeing 787, Trent engines will power the launch of the Airbus A380. The Trent 900 was certified on time and the first A380 was rolled out in January 2005. We also offer a competitive range of engines for the regional airlines and corporate aircraft sectors;

* in defence aerospace, our strong position on a broad range of mature and new programmes enables us to mitigate the impact of volatility on individual programmes and provides a stable outlook;

* in the marine sector, our naval business is well positioned on a number of important new programmes and orders in the offshore market recovered strongly in the second half of 2004;

* in the energy sector, our oil and gas business has a strong order book and the industrial Trent is well placed to secure a growing share of the power generation market. Earlier this year we established a joint venture with a consortium of companies in Asia as a further step in the process of bringing to market our solid-oxide fuel cell technology.

The Group is exposed to exchange-rate movements on foreign currencies, particularly the US dollar which continued to weaken relative to sterling throughout 2004. We have, however, continued to pursue our strategy of hedging future net dollar revenues and at the end of 2004 had approximately $9 billion of forward cover.

Our strong order book, the long-term services revenue stream and our focus on operational performance underpin the Group's expectations of continued growth in profits and reduction of average net debt in 2005. We continue to target a 10 per cent return on sales over the medium term, across all our businesses, as the business model develops and our operational efficiency continues to improve.

Enquiries:

Peter Barnes-Wallis Duncan Campbell-Smith

Director of Financial Communications Director of Corporate Communications

Tel: 0207 222 9020

www.rolls-royce.com

REVIEW OF 2004 BY BUSINESS SECTOR

Civil Aerospace

Sales: £3,040m (2003: £2,694m)

Underlying profit before interest: £170m (2003: £131m)

Highlights of the Year

* The Trent 1000 engine was selected by Boeing for its new 787 Dreamliner aircraft and was then chosen by the first two airlines that purchased the aircraft. ANA will be the first to put the aircraft into service.

* The Trent 900 engine for the Airbus A380 achieved its Airworthiness Certificate on schedule in October, paving the way for its first flight early in 2005.

* Malaysian Airlines became the fifth A380 customer to select the Trent 900 engine

* China Eastern ordered Trent 700 engines to power 20 A330 aircraft.

* International Aero Engines, the joint venture one-third owned by Rolls-Royce, delivered the 2,500th V2500 and ended the year with 950 engines in its firm order book and a further 1,100 option orders.

The breadth of our product range now allows us to provide engines for more than 30 different aircraft types for international airlines, regional airlines and corporate operators.

We strengthened our presence in the civil aero-engine industry during 2004, through a combination of strong positions on the new aircraft under development and a growing market share, including a market-leading position on modern wide-bodied aircraft. Overall, we won 40 per cent of the civil orders announced during the year, a record level for the Group.

Engine deliveries were higher than originally anticipated, at 824, reflecting a recovery from the trough year in 2003, when we delivered 746 engines. We expect some continued growth in engine deliveries in 2005.

The Rolls-Royce civil fleet flying hours increased by 15 per cent compared to 2003, as a result of a combination of world traffic growth recovery and increased fleet size. The Trent 500 engine passed the one million flying hours mark in December.

In 2004 the corporate jet market showed signs of recovery, which we expect to continue in 2005. The regional market, for 50-seat aircraft, is expected to remain depressed.

Our success in the modern wide-body sector, where we have a 50 per cent market share, has been further reinforced through our launch position on the Boeing 787. This aircraft addresses a growing sector of the civil market, which we anticipate will require almost $100bn of new engines over the next 20 years.

We secured significant new risk and revenue sharing partnerships on the Trent

1000 engine. In Japan, MHI joined KHI, our long-term partner on the Trent, and these two companies will together have a 15 per cent share of the Trent 1000 programme.

We made further headway with our strategy of offering innovative long-term services to our customers, through the TotalCare and CorporateCare programmes: new contracts worth £1.0bn were signed during the year, extending their coverage to 38 per cent of the fleet. The 500th customer of Aeromanager, the e-business portal which allows users access to a broad range of aero engine aftermarket services, was signed up recently. In addition, we enhanced our service-support infrastructure with our 24/7 Operations Room in Derby, which went live in March 2004. It provides an integrated decision-support system, co-ordinating data from aircraft, engine and overhaul shops and providing round-the-clock logistics support and access to expert engineering knowledge.

Services sales increased by 25 per cent, to £1.8bn, representing 59 per cent of civil aerospace sales.

In January 2005, Boeing announced the closure of its 717 line, an aircraft powered exclusively by our BR715 engine. This programme had been subject to speculation for some time and we had already taken a prudent approach to our modest financial exposure within our 2004 results.

Defence Aerospace

Sales: £1,374m (2003: £1,398m)

Underlying profit before interest: £155m (2003: £147m)

Highlights of the year

* Confirmation of Tranche 2 of the Eurofighter Typhoon, worth more than £750 million to Rolls-Royce.

* Joint Strike Fighter programme milestones achieved - successful testing of the F136 engine and operation of the Rolls-Royce LiftSystem®.

* Successful conclusion of the preliminary design review of the TP400-D6 engine for the A400M transport aircraft.

* Selection by Oman of the RTM322 engine to power 20 NH90 helicopters.

* Maiden flight of the BR710-powered Nimrod MRA4 reconnaissance aircraft.

* Over 1,100 military engines and 1,800 military engine modules now covered by Mission Ready Management Solutions (MRMS) long-term services contracts.

Our defence business is broadly based, with a strong portfolio of products and services covering the key defence aerospace market sectors, from combat and trainer to transport, tactical aircraft and helicopters.

In 2004, we continued to expand our services offerings and our customer base, while increasing the fleet of installed engines.

In the combat market, the order for Tranche 2 of the Eurofighter Typhoon aircraft will mean new EJ200 engine sales worth more than £750 million to Rolls-Royce. Work on Tranche 2 engines will start in 2005.

The F136 engine, in which Rolls-Royce is a 40 per cent partner, for the F-35 Joint Strike Fighter (JSF), successfully performed its first engine test. The Rolls-Royce LiftSystem®, which provides vertical lift for the JSF, continued to beat programme requirements.

A further ten Pegasus engines were ordered by the Spanish and Italian navies to

support their Harrier AV-8B aircraft.

The transport market, in which Rolls-Royce is the global leader, was another area of strength in 2004, particularly in the United States. T56 turboprop business remained strong in this engine's 51st year of production and the improved Series IV engine secured the Advanced Hawkeye development programme for the next generation of that aircraft. The AE 1107C-Liberty engine continued to perform well in Operational Assessment testing of the V-22 Osprey. In the summer, the US Air Force took possession of its first AE 2100-powered C-130J aircraft.

In Europe, the preliminary design review of the TP400-D6 engine for the A400M transport aircraft was successfully concluded, followed by on-schedule initial testing of the first engine hardware.

In the helicopter market, the selection by Oman of the latest increased power version of the RTM322 engine, for 20 helicopters, increased the number of customers who have selected this engine for the NH90 to nine out of ten. The first production NH90 made its maiden flight in May, powered by the RTM322.

The Federal Aviation Administration certified the LHTECH T800 engine for the SuperLynx 300 helicopter and the first SuperLynx 300 aircraft were formally handed over, to customers in Thailand and Oman. First deliveries of the MTR390-powered Tiger took place in the second half of the year. The company also received a large order for Model 250 engines when the US Border Patrol selected the Bell 430 helicopter.

In the tactical aircraft market, four BR710 engines powered the Nimrod MRA4 reconnaissance aircraft for its maiden flight and five Rolls-Royce engines - four AE 2100s and one T800 - powered the Japanese US1A-Kai flying boat on its first flight.

The AE 3007 continues to demonstrate superb performance in the Global Hawk, which has now exceeded 4,000 flying hours. The AE 3007 also powers the ERJ-145 which has been selected for the Aerial Common Sensor programme.

The provision of services contributed 56 per cent of the Group's defence sales and we continued successfully to service existing contracts and win new ones. Over 1,100 military engines and 1,800 military engine modules are now covered by Mission Ready Management Solutions (MRMS) long-term services contracts.

Marine

Sales: £963m (£1,003m)

Underlying profit before interest: £67m (2003: £78m)

Highlights of the year

* Lockheed Martin selected MT30 gas turbines and Kamewa waterjets for the first prototype ship in the US Navy's Littoral Combat Ship programme (LCS).

* Orders worth £166 million were taken for design and propulsion equipment packages in the offshore sector in the last six months of 2004.

* Rolls-Royce was selected to supply nine gas turbine generator sets for the Republic of Korea Navy's KDX III destroyer programme.

* The UK Ministry of Defence, acting on behalf of the UK, France and Norway, selected Rolls-Royce to provide the NATO Submarine Rescue System.

* The Group penetrated new markets with offshore-derived technology, including coastal protection vessels for Norway and France and pollution control variants for India.

It has been a year of steady progress for the marine business with growth in naval markets and a recovering commercial sector.

In the naval market sector, our MT30 gas turbine was selected for the first prototype in the US Navy's Littoral Combat Ship (LCS) programme. This new coastal defence vessel will also be powered by Rolls-Royce Kamewa waterjets. The MT30, which is the world's most powerful marine gas turbine, earned full naval and commercial certification.

The MT30 programme reflects a core Rolls-Royce philosophy, which is to invest in a basic technology once and then reap the rewards across our different market sectors. The engine has 80 per cent commonality with the Trent 800 aero engine, developed for the Boeing 777.

The first MT30 to be delivered was handed over to Northrop Grumman in early 2004 as part of the land-based demonstrator for the US Navy's DD(X) destroyer programme. Rolls-Royce is therefore well positioned on both DD(X) and LCS when they move into full production.

Our submarine propulsion business accounted for 54 per cent of our naval sales. During the year Rolls-Royce was awarded the NATO Submarine Rescue System contract by the UK Ministry of Defence, acting on behalf of the UK, France and Norway.

In 2004, our commercial business supplied the largest waterjets ever made for the Japanese Techno-Superliner ferry, which will begin operations this year on 16-hour voyages between Tokyo and Ogasawara-Gunso. The waterjets will help propel the 140m long, aluminium ferries at a service speed of 38 knots.

The offshore market recovered strongly in the second half of 2004, when we announced firm orders worth £166 million to supply design and equipment packages for service and support vessels in the offshore oil and gas industry. Demonstrating our ability to supply complete systems, we are designing and will help equip 26 new support vessels, based on our UT-Design.

Our ability to take offshore technology into new markets is enhancing our sales opportunities. We entered the coastguard sector by supplying coastal protection vessel design and equipment packages to France and Norway and pollution control variants to India, all based on the UT-Design.

Much of the world's shipbuilding now takes place in Asia and our structures reflect this regional shift. We gained orders from the Republic of Korea Navy for nine AG9140RF gas turbine generator sets, which will be supplied to the Republic's KDX III destroyer programme in partnership with Samsung. We are also providing propellers and associated equipment and services for the same ships in conjunction with Doosan Heavy Industries.

In 2004, marine made 41 per cent of its sales from services. This market is growing as more navies acquire gas turbine technology.

Energy

Sales: £489m (2003: £508m)

Underlying profit before interest: £14m (2003: £23m)

Highlights of the year

* Second consecutive year of record order intake.

* Industrial Trent launched into the oil and gas market.

* New cost-effective package design completed for the industrial Trent.

* RB211 confirmed as market leader for oil and gas applications in its size range.

* Geographic footprint of installed-product base continued to expand in the oil and gas market.

* Record year for long-term service-agreement contracts.

In 2004 we continued to develop a solid foundation for sustained profitability and robust growth.

In oil and gas, the RB211 was the clear market leader for aero-derived industrial gas turbines in its size range. We also launched the industrial Trent gas turbine into the oil and gas market with orders for six industrial Trent gas compression packages for the Dolphin Energy Limited gas pipeline in the Middle East. The Trent is the first aero-derived gas turbine in its class to be selected for a major gas compression application. In addition, we commenced shipments and achieved successful start-up of the first RB211-driven compressor packages for the West-East pipeline in China, and we remain on schedule for delivery of all 20 packages ordered for this important project.

In customer service, we continued to respond to the growing customer trend for long-term service agreements. 2004 was a record year with over $160 million booked in new contracts. We received the 2004 'Great Operator' award from BP plc, having improved significantly the product performance on their Bruce platform in the North Sea.

As we predicted, the world power generation market remained sluggish in 2004. We continued to use this period to restructure our power generation business and enhance new product development to take advantage of the expected market recovery. Both Dry Low Emissions (DLE) and Wet Low Emissions (WLE) versions of the industrial Trent are now available for sale, and are accumulating thousands of operating hours each month.

We completed a new cost-competitive Trent package that provides our customers with a world-class design for installation and maintainability. This new package is applicable to both power generation and oil and gas units, and is being embodied in the Trent units provided for the Dolphin Energy Limited gas pipeline.

Our expansion of the geographic footprint of our installed base in the oil and gas sector continued. We received orders for eight RB211 packages for the third and final phase of the BP Azeri project for offshore Azerbaijan in the Caspian Sea. With this success, we have received orders for 28 RB211 packages from BP over the past three years.

Our goal of entering the offshore Kazakhstan market was realised with orders for four RB211 generating sets that will be installed on a barge to provide power to adjacent offshore facilities. Five additional RB211 packages were ordered for offshore West Africa, making nearly 20 packages ordered for offshore service there in recent years. Brazil remains a key market area and we received orders for seven additional offshore RB211 packages in 2004 from Petrobras, who have now ordered a total of 19 units for their offshore service operations.

We are developing facilities to support operations in the Caspian, Brazil and China, and are considering further opportunities in West Africa and other regions of the world.

In 2004, we increased investment in our fuel cell technology. Earlier this year we established a joint venture with a consortium of companies in Asia as a further step in the process of bringing to market our solid-oxide fuel cell technology. The Asian group has bought a 25 per cent share in Rolls-Royce Fuel

Cell Systems and will contribute both financial and technical resources to this development programme.

Financial Services

Sales: £73m (2003: £42m)

Underlying profit before interest: £9m (2003: £(4)m)

The Financial Services businesses comprise engine leasing, aircraft leasing and power project development.

Rolls-Royce and Partners Finance, the Group's joint venture engine leasing business, owned a portfolio of 273 engines, of which 99 per cent by value were on lease to 39 customers.

Pembroke Group, the Group's joint venture aircraft leasing business, owned a portfolio of 28 aircraft. These are all on lease to 13 customers.

Rolls-Royce Power Ventures, the Group's power project developer, has 14 power generation projects underway. The business is being restructured, reflecting the general weakness in power generation markets. Net charges of £5 million were taken.

FINANCIAL REVIEW

The firm order book, at constant exchange rates, was £18.9bn (2003: £17.4bn). In addition, a further £2.4bn had been announced (2003: £1.3bn). Aftermarket services represented 39 per cent of the firm order book (2003: 38 per cent).

Sales increased by five per cent, compared with 2003, at £5,939m (2003: £ 5,645m). The translation impact of the weaker US dollar reduced sales by approximately £200m.

Gross profit, before exceptional items, was £1,127m (2003: £980m). Gross margin increased to 19.0 per cent in 2004 from 17.4 per cent in 2003. Payments to Risk and Revenue Sharing Partners (RRSPs), charged in cost of sales, amounted to £ 240m (2003: £179m).

Underlying profit before tax was £345m (2003: £285m). Underlying earnings per share increased by 19 per cent, to 14.50p (2003: 12.20p).

Gross research and development investment was £601m (2003: £619m). Net research and development investment was £282m (2003: £281m). Receipts from RRSPs in respect of new programme developments, shown as other operating income, were £ 73m (2003: £153m).

Restructuring costs of £37m (2003: £10m) were charged within operating costs.

The taxation charge was £101m (2003: £64m). After adjusting for exceptional and non-trading items, the tax charge on an underlying basis was £99m, representing 29 per cent of underlying profit before tax. (2003: £84m, also representing 29 per cent of underlying profit before tax).

Cash inflow during the year was £243m (2003: £272m). Average net debt was £560m (2003: £950m). Net debt at the year-end was £80m (2003: £323m).

Net working capital was £381m (2003: £383m); inventory increased by £119m

(2003: £196m reduction); debtors reduced by £196m (2003: increased by £193m); and creditors reduced by £75m (2003: increased by £8m). The impact of long-term contract accounting for TotalCare Packages was a £13m reduction in debtors (2003: £115m increase) and a £52m increase in creditors (2003: £45m). The net asset on the balance sheet at the year-end, in respect of TotalCare packages,

was £389m (2003: £454m).

Provisions were £787m, (2003: £795m). Provisions carried forward in respect of potential customer financing exposure amounted to £116m at the year-end (2003: £92m).

There were no material changes to the Group's gross and net contingent liabilities in 2004 (see note 4).

Under the FRS17 definition, after taking account of deferred taxation, the net deficit on the Group's three main UK pension schemes amounted to £805m (2003: £ 855m)

(see note 5).

The Group is continuing to make payments to shareholders in the form of `B' shares rather than a dividend. These shares can then be redeemed for the same amount of cash that would have been received with a cash dividend, or converted into the same number of ordinary shares in the Group that would have been received under the scrip dividend alternative. The issue of `B' shares will result in significant tax benefits for the Group, by accelerating the recovery of Advanced Corporation Tax, which will in turn benefit all our shareholders.

The proposed final payment to shareholders is equivalent to 5.00 pence per ordinary share (2003: final payment 5.00p), making a total payment for the year of 8.18 pence (2003: 8.18p). The final payment is payable on 4 July 2005 to shareholders on the register on 11 March 2005. The final day of trading with entitlement to B shares (equivalent to the ex-dividend date) is 9 March 2005.

* * * * *

An interview on the results with Rolls-Royce Chief Executive, Sir John Rose, is available on video, audio and text on www.Rolls-Royce.com and www.cantos.com.

Photographs of directors and products are available at www.newscast.co.uk

Group profit and loss account

for the year ended December 31, 2004

	Notes	2004 £m	2003 £m
Turnover: Group and share of joint ventures		6,229	6,038
Sales to joint ventures		965	936
Less share of joint ventures' turnover		(1,255)	(1,329)
Group turnover	1	5,939	5,645
Cost of sales		(4,812)	(4,714)
Gross profit		1,127	931
Other operating income		73	153
Commercial, marketing and product support costs		(302)	(292)
General and administrative costs		(296)	(288)

Research and development (net)*		(282)	(281)
Group operating profit		320	223
Share of operating profit of joint ventures		49	52
Profit on sale or termination of businesses		9	6
Loss on sale of fixed assets		(2)	(11)
Profit on ordinary activities before interest	1	376	270
Net interest payable - Group		(48)	(66)
- joint ventures		(22)	(24)
Profit on ordinary activities before taxation		306	180
Taxation		(101)	(64)
Profit on ordinary activities after taxation		205	116
Equity minority interests in subsidiary undertakings		(1)	-
Profit attributable to ordinary shareholders		204	116
Payment to shareholders	6	(140)	(137)
Earnings per ordinary share:	2		
Underlying**		14.50p	12.20p
Basic		12.07p	7.04p
Diluted		11.64p	6.94p
*Research and development (gross)		(601)	(619)

**Underlying profit and earnings are defined in note 2

Group balance sheet

at December 31, 2004

		Restated*
	2004	2003
	£m	£m
Fixed assets		
Intangible assets	911	863
Tangible assets	1,626	1,750

Investments - subsidiary undertakings	-	-
- joint ventures	199	202
share of gross assets	1,137	1,113
share of gross liabilities	(943)	(916)
goodwill	5	5
- other	57	63
	2,793	2,878
Current assets		
Stocks	1,081	962
Debtors - amounts falling due within one year	1,357	1,497
- amounts falling due after one year	1,053	1,109
Short-term deposits and investments	730	174
Cash at bank and in hand	758	794
	4,979	4,536
Creditors - amounts falling due within one year		
Borrowings	(204)	(94)
Other creditors	(2,570)	(2,759)
Net current assets	2,205	1,683
Total assets less current liabilities	4,998	4,561
Creditors - amounts falling due after one year		
Borrowings	(1,364)	(1,197)
Other creditors	(540)	(426)
Provisions for liabilities and charges	(787)	(795)
	2,307	2,143
Capital and reserves		
Called-up share capital	346	333
Share premium account	4	1
Revaluation reserve	89	96
Merger reserve	3	3
Capital redemption reserve	74	-
Profit and loss account	1,787	1,707
Shareholders' funds 1	2,303	2,140

Equity minority interests in subsidiary undertakings	4	3
	2,307	2,143

1.Equity shareholders' funds £2,298m (2003 £2,140m). Non-equity shareholders' funds £5m (2003 -)

* see note 8

Group cash flow statement

for the year ended December 31, 2004

		Restated*
Notes	2004	2003
	£m	£m
Net cash inflow from operating activities A	640	673
Dividends received from joint ventures	15	11
Returns on investments and servicing of finance B	(48)	(56)
Taxation paid	(84)	(43)
Capital expenditure and financial investment C	(219)	(198)
Acquisitions and disposals D	14	(16)
Equity dividends paid	(33)	(88)
Cash inflow before use of liquid resources and financing	285	283
Management of liquid resources E	(558)	(90)
Financing F	274	(17)
Increase in cash	1	176
Reconciliation of net cash flow to movement in net funds		
Increase in cash	1	176
Cash outflow from increase in liquid resources	558	90
Cash (inflow)/outflow from (increase)/decrease in borrowings	(299)	20
Change in net funds resulting from cash flows	260	286
Borrowings of businesses disposed	-	33
Finance lease additions	-	(10)
Amortisation of zero-coupon bonds	(4)	(4)
Exchange adjustments	(13)	(33)

Movement in net funds	243	272
Net debt at January 1	(323)	(595)
Net debt at December 31	(80)	(323)

* see note 8

Reconciliation of operating profit to operating cash flows	2004 £m	Restated* 2003 £m
Operating profit	320	223
Amortisation of intangible assets	62	63
Depreciation of tangible fixed assets	223	223
Increase in provisions for liabilities and charges	7	3
(Increase)/decrease in stocks	(121)	191
Decrease/(increase) in debtors	180	(188)
(Decrease)/increase in creditors	(31)	158
A Net cash inflow from operating activities	640	673
Returns on investments and servicing of finance		
Interest received	58	28
Interest paid	(103)	(79)
Interest element of finance lease payments	(3)	(5)
B Net cash outflow for returns on investments and servicing of finance	(48)	(56)
Capital expenditure and financial investment		
Disposals of unlisted investments	-	5
Additions of intangible assets	(110)	(37)
Purchases of tangible fixed assets	(175)	(182)
Disposals of tangible fixed assets	66	16
C Net cash outflow for capital expenditure and financial investment	(219)	(198)
Acquisitions and disposals		
Acquisitions of businesses	-	(9)
Disposals of businesses	16	1
Investments in joint ventures	(2)	(8)

D Net cash inflow/(outflow) for acquisitions and disposals	14	(16)
Management of liquid resources		
Increase in short-term deposits	(561)	(91)
Decrease in government securities and corporate bonds	3	1
E Net cash outflow from management of liquid resources	(558)	(90)
Financing		
Borrowings due within one year - repayment of loans	(57)	(245)
- increase in loans	-	2
Borrowings due after one year - repayment of loans	(92)	(58)
- increase in loans	500	296
Capital element of finance lease payments	(52)	(15)
Net cash inflow/(outflow) from increase/(decrease) in borrowings	299	(20)
Issue of ordinary shares	4	1
Net (Purchase)/Disposal of own shares	(2)	2
Redemption of B Shares	(27)	-
F Net cash inflow/(outflow) from financing	274	(17)

*see note 8

Group statement of total recognised gains and losses

for the year ended December 31, 2004

		Restated*
	2004	2003
	£m	£m
Profit attributable to the shareholders of Rolls-Royce Group plc	204	116
Exchange adjustments on foreign currency net investments	(38)	(3)
Total recognised gains for the year	166	113

Group historical cost profits and losses

for the year ended December 31, 2004

		Restated*
	2004	2003
	£m	£m

Profit on ordinary activities before taxation	306	180
Difference between the historical cost depreciation charge and the actual depreciation charge for the year calculated on the revalued amount	7	4
Historical cost profit on ordinary activities before taxation	313	184
Historical cost transfer to reserves	211	67

Reconciliations of movements in Group shareholders' funds

for the year ended December 31, 2004

		Restated*
	2004	2003
	£m	£m
At January 1 (as previously reported)	2,141	2,035
Prior year adjustment*	(1)	(3)
At January 1 (restated)	2,140	2,032
Total recognised gains for the year	166	113
Ordinary dividends (net of scrip dividend adjustments)	(7)	(8)
New ordinary share capital issued (net of expenses)	4	1
Goodwill transferred to the profit and loss account in respect of disposal of businesses	2	-
Relating to own shares	(2)	2
At December 31	2,303	2,140

*see note 8

Notes

1. Segmental analysis

		Restated*
	2004	2003
	£m	£m
Group turnover		
Analysis by business:		
Civil aerospace	3,040	2,694
Defence	1,374	1,398
Marine	963	1,003

Energy	489	508
Financial services	73	42
	5,939	5,645
Profit before interest		
Analysis by business:		
Civil aerospace	165	82
Defence	155	132
Marine	40	39
Energy	8	23
Financial services	8	(6)
	376	270
Underlying profit before interest*		
Analysis by business:		
Civil aerospace	170	131
Defence	155	147
Marine	67	78
Energy	14	23
Financial services	9	(4)
	415	375

*before exceptional and non-trading items

Net assets**		
Analysis by business:		
Civil aerospace	1,142	1,099
Defence	47	69
Marine	567	577
Energy	387	346
Financial services	244	375
	2,387	2,466

**Net assets exclude net debt of £80m (2003 £323m)

The segmental analysis of non-trading items is: Civil aerospace £5m, Marine £ 27m, Energy £6m and Financial services £1m.

* See note 8. In addition, the segmental analysis has been restated for the transfer of the diesels business from Energy to Marine

2. Earnings per ordinary share

Basic earnings per ordinary share are calculated by dividing the profit attributable to ordinary shareholders of £204 million (2003 £116m) by 1,690 million (2003 1,647 million) ordinary shares, being the weighted average number of ordinary shares in issue during the year, excluding own shares held under trust which have been treated as if they have been cancelled.

Underlying profit before taxation and earnings per ordinary share have been calculated as follows:

Year to 31 December 2004

	£m	£m	Pence
Profit before taxation	306		
Profit attributable to ordinary shareholders		204	12.07
Exclude:			
Net profit on sale of businesses	(9)	(9)	(0.53)
Loss on sale of fixed assets*	1	1	0.06
Amortisation of goodwill	47	47	2.78
Related tax effect	-	2	0.12
Underlying profit before taxation	345		
Underlying profit attributable to shareholders		245	
Underlying earnings per share			14.50

Year to 31 December 2003

	£m	£m	Pence
Profit before taxation	180		
Profit attributable to ordinary shareholders		116	7.04
Exclude:			
Exceptional rationalisation costs	54	54	3.27
Net profit on sale of businesses	(6)	(6)	(0.36)
Loss on sale of fixed assets*	9	9	0.55
Amortisation of goodwill	48	48	2.91
Related tax effect	-	(20)	(1.21)
Underlying profit before taxation	285		
Underlying profit attributable to shareholders		201	

Underlying earnings per share	12.20

*Excluding lease engines and aircraft sold by financial services companies.

Diluted earnings per ordinary share are calculated by dividing the profit attributable to ordinary shareholders of £204m (2003 £116m) by 1,752 million (2003 1,671 million) ordinary shares, being 1,690 million (2003 1,647 million) as above adjusted by the bonus element of existing share options of 62 million (2003 24 million).

3. Group employees at the period end

		Restated*
	31 December	31 December
	2004	2003
	Number	Number
Civil Aerospace	20,100	19,800
Defence	5,100	4,900
Marine	7,100	7,300
Energy	3,000	3,100
Financial services	100	100
	35,400	35,200

* Note: The diesels business was transferred from Energy to Marine at the end of 2003, resulting in the transfer of 900 employees.

4. Sales financing contingent liabilities

In connection with the sale of its products the Group will on some occasions provide financing support for its customers. The Group's contingent liabilities related to financing arrangements are spread over many years and relate to a number of customers and a broad product portfolio. The contingent liabilities represent the maximum gross and net exposure the Group has in respect of delivered aircraft, regardless of the point in time at which such exposures may arise. Exposures are not reduced to a net present value.

At December 31 2004, the total gross liabilities in respect of financing arrangements on all delivered aircraft, less amounts insured and related provisions, amounted to £999m (2003 £1,090m), of which £12m (2003 £39m) related to sales financing support provided to joint ventures. Taking into account the estimated net realisable value of the relevant security, the net contingent liabilities in respect of these financing arrangements amounted to £189m (2003 £184m). If the value of the relevant security was reduced by 20per cent, a net contingent liability of approximately £277m (2003 £262m) would result. Provisions of £116m (2003 £92m) are carried forward in respect of customer financing exposures

5. Post retirement benefits

The Accounting Standards Board has deferred the full implementation of FRS 17, pending the introduction of International Accounting Standards. For 2004 accounts certain memorandum disclosures are required, including the value of

pension scheme assets and liabilities. At December 31 2004, after taking account of deferred taxation the net deficit on the Group's three UK pension schemes amounted to £805 million (2003 £855m).

6. B Shares

The Company issues B Shares to shareholders in place of a dividend. These can be redeemed for cash or converted into ordinary shares in the Company and are not classed as a dividend. Therefore, no accrual is made for this in the financial statements.

7. International Financial Reporting Standards

All European Union listed companies are required to adopt International Financial Reporting Standards (IFRS) for their financial statements from 2005, which will include comparative information for 2004. An initial evaluation of the impact of IFRS was provided in the 2003 annual report. The Group has continued its preparatory work, to enable it to report under IFRS for the first time when it announces its interim 2005 results. Prior to this, it is the Group's intention to restate the 2004 results on an IFRS basis, to allow the impact to be interpreted and adequately understood.

8. Preliminary results

The Group has adopted UITF 38 `Accounting for ESOP Trusts', under which own shares have been reclassified as a deduction from shareholders' funds. The comparatives for 2003 have been restated to reflect this.

The financial information above does not constitute the Group's statutory accounts for the year ended December 31, 2004 or 2003. Statutory accounts for 2003 have been delivered to the Registrar of Companies, whereas those for 2004 will be delivered following the annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

END

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